Exhibit 99.50

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Snip Project, Canada, September 03, 2020.

I, Ronald Uken, residing at 704, 2020 Bellwood Ave, Burnaby, BC, do hereby certify that:

1)	I am a Principal Consultant (Structural Geology) with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 2200-1066 West Hastings Street, Vancouver, BC, Canada

2)	I am a graduate of the University of Natal, South Africa. In 1999, I obtained a PhD in geology. I have practiced my profession continuously since 1999, Initially in Geological Sciences Research as an academic and Associate Professor in Economic Geology and Ore deposits at the University of KwaZulu-Natal. Since 2013 I have worked full time as a consultant in Structural Geology with emphasis on understanding the structural geology controls on ore deposits, 3D structural Geology Modelling for Exploration, Resource, Geotech and Hydrogeology. I have worked on numerous narrow veined Orogenic Gold, and Epithermal mineral systems that provide relevant experience to this scope of work;

3)	I am a Professional Scientist registered with the South African Council for Natural Scientific Professions (SACNASP) with Membership Number 400322/11;

4)	I have not personally visited the project area but relied on a site visit conducted by Sheila Ulansky, a co-author of this technical report;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for the 3D Vein Modelling, Regional Geology and Property Geology sections of the report and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property.

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained by Skeena Resources Ltd to prepare a technical audit of the Snip Project. In conducting our audit a gap analysis of project technical data was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Ms. Kathi Dilworth (Skeena Resources) personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Snip Project (Project No 2CS042.006) or securities of Skeena Resources Ltd. and

12)	That, at the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Burnaby, BC September 03, 2020
Ron Uken, PhD, Pr.Sci,Nat Principal Consultant

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Snip Project, Canada, September 03, 2020.

I, Sheila Ulansky, residing at 2185 Gisby Street, West Vancouver, BC do hereby certify that:

1)	I am a Senior Resource Geologist with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 2200- 1066 West Hastings Street, Vancouver, BC, Canada;

2)	I am a graduate of the University of Victoria, BC in 2007, I obtained a BSc in geology. In 2019 I obtained an MSc degree (geology) from Laurentian University, ON. I have practiced my profession continuously since 2007, initially in exploration geology on a variety of deposit types. Since 2012, I have worked full time as a Resource Geologist with emphasis on QA/QC, exploratory data analysis, variography, 3D geological modelling and resource estimation. I have worked on a number of gold deposit types, including narrow vein in Orogenic systems, Carlin-style mineralization and epithermal gold mineral systems; experience which is relevant to the Snip Project scope of work;

3)	I am a Professional Geoscientist registered with the Engineers and Geoscientists BC (EGBC) with Membership Number 36085;

4)	I have personally inspected the subject project July 27 to July 31, 2020;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the author of this report and responsible for all the sections of the report, with the exceptions of Sections 7 and 8, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained by Skeena Resources Ltd. to prepare a technical audit of the Snip Project. In conducting our audit a gap analysis of project technical data was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Ms. Kathi Dilworth (Skeena Resources) personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Snip Project (Project No. 2CS042.006) or securities of Skeena Resources Ltd.; and

12)	That, at the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

West Vancouver, BC September 03, 2020
Sheila Ulansky, MSc, P.Geo Senior Resource Geologist